June 12, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Jay Ingram, Legal Branch Chief

Re:

International Game Technology (the “Company”)

Definitive Proxy Statement on Schedule 14A

Filed February 2, 2009

File No. 001-10684

Ladies and Gentlemen:

This letter is in response to your letter dated June 2, 2009 (the “Letter”) setting forth a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our Definitive Proxy Statement on Schedule 14A filed on February 2, 2009. Our response to the specific comment is set forth below. For convenience, the comment from the Letter is stated in italics prior to our response.

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

Current Executive Compensation Program Elements -- Base Salaries, page 21

1.

We note your disclosure that “[i]n September 2007, the Compensation Committee approved 5% increases in base salary for each of your Named Executive Officers.”  However, based on your summary compensation table, Messrs. Moro and Siciliano received base salary increases of 20% and 24.5%, respectively.  Please discuss your reasons for increasing the base salaries of these two NEOs by a significantly higher rate than the others.

Response:

The Summary Compensation Table presents, as required by Regulation S-K Rule 402, the aggregate base salary amounts actually paid to the named executive officers for the relevant fiscal years and not their annualized rates of base salary in effect at any particular point in time.  Messrs. Morro and Siciliano received base salary increases of 20% and 26%, respectively, that were approved and became effective in June 2007.  These salary increases were disclosed in the Compensation Discussion and Analysis section on pages 23 to 24 of the Company’s Definitive Proxy Statement filed on January 10, 2008 (which included compensation data for the Company’s named executive officers for its fiscal year ended September 30, 2007).

In future filings, the Company will expand its Compensation Discussion and Analysis discussion of base salary rate adjustments to address salary adjustments made during the course of each year presented in the summary compensation table if doing so will make the table data easier to understand.

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The Company hereby acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing

U.S. Securities and Exchange Commission,  - Page 2

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Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing

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the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (702) 669-3297 (telephone) or 775-448-9150 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted,

International Game Technology

By:	/s/ Patrick Cavanaugh
Executive Vice President and Chief Financial Officer

cc:	Robert Plesnarski, Esq.
J. Jay Herron, Esq.
O’Melveny & Myers LLP